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                               May 28, 2020

       E. Joseph Grady
       Senior Vice President and Chief Financial Officer
       Contango Oil & Gas Company
       717 Texas Ave., Suite 2900
       Houston, TX 77002

                                                        Re: Contango Oil & Gas
Company
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2020
                                                            File No. 333-238209

       Dear Mr. Grady:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed May 13, 2020

       Exhibits

   1. Please have your legal counsel revise the legality opinion filed as Exhibit 5.1 to opine on the legality of all the
securities being registered. In this regard, the opinion does not appear to opine on the
legality of common stock, preferred shares or depository shares.
       General

   2.                                                   Refer to note (8) to
the Calculation of Registration Fee table:

                                                            Please revise to
clarify if you are including unsold securities on this registration statement in
reliance on Rule 415(a)(6) from your earlier registration statement filed on January 27, 2017
(333-215784). In this regard, we note your reference to Rule
 E. Joseph Grady
Contango Oil & Gas Company
May 28, 2020
Page 2
           415(a)(6) and this registration statement does not appear filed within three years of your earlier registration statement which was declared effective on February 8, 2017.
           Please also confirm that no offers or sales of previously registered securities have been made since February 8, 2020, the expiration date of the prior registration statement.

           Alternatively, if you are only electing to use Rule 457(p) to utilize the fees relating to all or a portion of the unsold shares on the earlier registration statement as a fee offset
           (instead of including the unsold securities from your earlier registration statement), then please tell us how you meet the condition in Rule 457(p) that the subsequent registration statement(s) must be filed within five years of the initial filing date of the earlier registration statement. We note in this regard that you disclose that a portion of the fee offset was paid in connection with a registration statement filed on June 14,
           2013 (333-189302).

      For guidance, see Securities Act Rules Compliance and Disclosure Interpretations
      Question 212.26, available at sec.gov.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameE. Joseph Grady
                                                              Division of
Corporation Finance
Comapany NameContango Oil & Gas Company
                                                              Office of Energy
& Transportation
May 28, 2020 Page 2
cc:       Hillary H. Holmes
FirstName LastName